Exhibit 99.2

Ernst & Young LLP George House 50 George Square Glasgow G2 1RR	Phone: Fax:	0141 626 5000 0141 626 5001
www.ey.com/uk

7 February 2005

The Board of Directors

Amarin Neuroscience Limited (formerly Laxdale Limited)

We are aware of the incorporation by reference in (a) the Registration Statement on Form F-3 (Registration No. 333-121431) of Amarin Corporation plc for the registration of up to 25,747,024 of its ordinary shares on behalf of the selling shareholders named therein, (b) the registration statement on Form F-3 (Registration No. 333-104748) of Amarin Corporation plc for the registration of up to 11,060,781 of its ordinary shares on behalf of the selling shareholders named therein, (c) the registration statement on Form F-3 (Registration No. 333-13200) of Amarin Corporation plc for the registration of up to 48,841,305 of its ordinary shares on behalf of the selling shareholders named therein, and (d) the registration statement on Form F-3 (Registration No. 333-12642) of Amarin Corporation plc for the registration of up to 38,333,334 of its ordinary shares on behalf of the selling shareholders named therein, of our report dated 3 February 2005 relating to the unaudited condensed interim financial statements of Amarin Neuroscience Limited (formerly Laxdale Limited) that are included in Amarin Corporation plc’s Report on Form 6-K dated 3 February 2005.

Yours faithfully

Ernst & Young LLP

The UK firm Ernst & Young LLP is a limited liability partnership registered in England and Wales with registered number OC300001 and is a member practice of Ernst & Young Global. A list of members’ names is available for inspection at 1 More London Place, London, SE1 2AF, the firm’s principal place of business and registered office.